Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: May 20, 2008

3

GIANT

Roadshow, May 2008

GIANT

Safe Harbor Statement

This presentation does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of Giant Interactive Group Inc. (“Giant” or the “Company”) in any jurisdiction or an inducement to enter into investment activity, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. Specifically, this presentation does not constitute a “prospectus” within the meaning of the U.S. Securities Act of 1933, as amended. The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission for the securities to be offered in the United States. Any public offering of the securities to be made in the United States will be made solely by means of the prospectus in the registration statement. Any decision to purchase securities in the proposed offering should be made solely on the basis of the information contained in the statutory prospectus in due course in relation to the proposed offering.

This presentation has been prepared by the Company solely for use at the roadshow presentation held in connection with the proposed offering. The information contained in this presentation has not been independently verified. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its affiliates, advisors or representatives will be liable (in negligence or otherwise) for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection with the presentation.

This presentation contains statements that constitute forward-looking statements. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers with respect to the consolidated results of operations and financial condition of the Company. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” or words of similar meaning. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors and assumptions. The Company has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances.

The slides used in this presentation are strictly confidential. By attending this presentation, participants agree not to remove this document, or any materials provided in connection herewith, from the conference room where such documents are provided. Participants agree further not to photograph, copy or otherwise reproduce these materials in any form or pass on these materials to any other person for any purpose, during the presentation or while in the conference room. Participants must return this presentation and all other materials provided in connection herewith to the Company at the completion of the presentation.

© 2008 Giant Interactive Group, Inc. All Rights Reserved

2

GIANT

Company Overview

Myths of the Online Game Industry & of Giant Interactive Market Opportunity Product & Operational Highlights Financial Highlights Growth Strategy & Execution

© 2008 Giant Interactive Group, Inc. All Rights Reserved 3

GIANT

Company Overview

© 2008 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Giant: NYSE Listed

NYSE IPO: November 1, 2007

Ticker: GA

US$3.9B Market Cap: May 15, 2008 Outstanding Shares: Approximately 240M

About Giant:

Headquarters: Shanghai, China Over 4,000 Employees: including 3,000+ liaison personnel

Investor Information: www.ga-me.com

GA LISTED NYSE

© 2008 Giant Interactive Group, Inc. All Rights Reserved 5

GIANT

A Leading Developer and Operator of Online Games in China

China’s Leading Online Game Developer and Operator

• Flagship game ZT Online voted 2006’s Most Popular Online Game in China1

• ZT Online achieved over 2.1 million Peak Concurrent Users (PCU) in second quarter 2008

• Giant Online achieved over 237,000 PCU during its open beta launch on March 28, 2008 and over 344,000 PCU in May 2008

“Free-to-Play” Model Creates Large and Sticky In-Game Community

• Multiple monetization opportunities

• Potentially enhanced ARPU

• Extended game lifecycle

“Gamer First” Ideology Results in Compelling and Fun Gameplay

• Comprehensive “Encyclopedia” game features enhance user experiences for all types of gamers

• State of the art server technology maximizes in-game interactivity

• “Online Game 2.0” – Continuous game design & enhancements evolving from gamers’ feedback

One of the Fastest Growing and the Most Profitable Online Game Companies in China

• Revenue growth of over 270% for FY 2007

• Net margin of over 70% for Q1 2008

1 Source: IDC

© 2008 Giant Interactive Group, Inc. All Rights Reserved 6

GIANT

Experienced Management Team

Key Senior Management Team

Mr. Yuzhu Shi • Renowned entrepreneur

Founder, Chairman and • Extensive IT and consumer product experience Certain core members

CEO working together for

15 years

Ms. Wei Liu • 15 years of general management experience Director, President • Extensive experience in sales and marketing

Mr. Lu Zhang • 23 years of software industry and consumer Proven track record in

Director, COO product experience executing innovative business strategies

Mr. Eric He • 24 years of financial, accounting and investment CFO experience

Elite and passionate

Mr. Shiliang Song • 7 years of software industry experience game development CTO talent

Mr. Hui Yuan • 13 years of software industry experience

Vice President of R&D

Intimate knowledge of the Chinese

Mr. Yonghua Lu • 14 years of sales and marketing experience consumer market

Vice President of Sales & Marketing

© 2008 Giant Interactive Group, Inc. All Rights Reserved 7

GIANT

Myths of the Online

Game Industry & of Giant Interactive

© 2008 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Dispelling 3 Common Myths

1 The success of an online game is purely hit or miss

Product diversification lowers risk

2

Focused strategy raises risk

3D graphics are vital for success

3

2D games cannot compete in China

© 2008 Giant Interactive Group, Inc. All Rights Reserved 9

GIANT

Myth 1:

Game Success is Hit or Miss by Nature

Traditional Movie & Console Giant’s “Online Game 2.0” Game Development Model Development Model

Hit or Miss Reduces Risk

CONTINUED GAME ENHANCEMENTS

Process PLAYER FEEDBACK

GAME GAME RELEASE RELEASE

Development TARGETED

MARKETING MARKETING

BLITZ FOCUSED

R&D

HEAVY R&D

© 2008 Giant Interactive Group, Inc. All Rights Reserved 10

Case Study:
ZT Online's Continuous Development and Success

GIANT



PCU of ZT Online
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Q1/06
Q2/06
Q3/06
Q4/06
Q1/07
Q2/07
Q3/07
Q4/07
Q1/08
Q2/08
Open beta hits 200K PCU
07/06 Exp pack Feng Yu Tong Zhou
11/06 Exp pack Kua Fu Yuan Zheng
680K PCU
01/07 Exp pack Shi Wai Tao Yuan
1 Million PCU
07/07 Exp pack Zhong Zhi Cheng Cheng
01/08 Exp pack Neighboring Friends
1.5 Million PCU
2.1 Million PCU



Constant Enhancements
Balance Archer & Wizard roles
Optimize 800x600 resolution
Virtual fireworks for Chinese New Year
Balance Medic role
Auto-Heal when critical
Mining tasks balance non-payers
Country vs country revenge battles
Weak countries can team up against strong ones
Free credits if gamers' refer friends to join
Raise power for horses
New map to invade
Break level limit
Adds Exp points for country battles
Less materials to make weapons
Introduce "salary system" paid to players
Security & anti-virus
Xmas promo & Monster storm
Mazes with rewards
Reincarnation break max level limit
Increase skill level
Decorate your house
Bicycle race with Exp rewards
New boss has diamond rewards
New map & lottery for open beta anniversary
Collect all perfect green outfits for magic defense
Chinese New Year lion dance
Cookie monsters with 2x Exp
Decrease time needed for salary
Auto Exp service when you log off
Chat functions
Dragon boat races
Team vs team points
Custom equipment
1st PK Tournament
Game cards available in-game
Virtual IPO stock, tradable for in-game items
Free weapons and Exp points given to inactive accounts
PK Tournament
Horse carriage race
Virtual red envelopes for Chinese New Year
Naval Battles
Raise max level to 170
Car quests
Team PK Tournament
Flower Carriages
Reincarnation 5X
Holy equipment
Unleash Spirit
01/06
02/06
03/06
04/06
05/06
06/06
07/06
08/06
09/06
10/06
11/06
12/06
01/07
02/07
03/07
04/07
05/07
06/07
07/07
08/07
09/07
10/07
11/07
12/07
01/08
02/08
03/08
04/08
05/08

© 2008 Giant Interactive Group, Inc. All Rights Reserved
11

GIANT

Myth 2:

Focused Strategy Raises Risk

In 2007, over 350 online games were released in China1.

ZT Online 2,100 Fantasy Westward Journey 2,080 World of Warcraft 1,000 Popkart 800 Audition 780 AskTao 700 Bomb and Bubble 700 QQ Fantasy 680 Legend of Mir II 670

0 500 1,000 1,500 2,000 2,500

PCU achieved to date2

In thousands

Most fail. So the larger the in-game community, the more likely an online game will succeed.

1 Source: IDC & GBC, 2007 2 Source: Company research

© 2008 Giant Interactive Group, Inc. All Rights Reserved 12

GIANT

Myth 3:

2D Games Cannot Compete in China

Top 9 Online Games in China 2D/2.5D Games Have Larger Market Share Based on PCU

2D/2.5D ZT Online 2,100

Games 2,080

Fantasy Westward Journey

World of Warcraft 1,000 Popkart 800

66.1%

Audition 780 AskTao 700

33.9%

Bomb and Bubble 700 QQ Fantasy 680

3D

Games Legend of Mir II 670

0 500 1,000 1,500 2,000 2,500

1H 2007 PCU Achieved to Date

In thousands

2D Games 3D Games

Source: iResearch Source: Company research

© 2008 Giant Interactive Group, Inc. All Rights Reserved 13

GIANT

Market Opportunity

© 2008 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Accelerating Growth in China’s Market

Robust Growth of China’s Rapid Growth of Online Game Players with Online Game Market Increasing Paying Player Penetration

(RMB¥ in millions)(In millions)

Online Game Players

6%

AGR: 1

– 12 C 85 2007 76

67

% 57 . 9 48

9 40

:1 26,230

R

C AG

2 23,610

1

–

0 7 20,950

2 0 2007 2008E 2009E 2010E 2011E 2012E

18,130 Source: IDC, 2008

Total Addressable Market 2007 – 12

14,580

CAGR: 17.6%

10,570 Paying Player Penetration

59.6% 58.4% 57.3% 56.7% 56.1% 55.7%

2007 2008E 2009E 2010E 2011E 2012E 2007 2008E 2009E 2010E 2011E 2012E

Source: IDC, 2008 Source: IDC, 2008

© 2008 Giant Interactive Group, Inc. All Rights Reserved 15

GIANT

Well Positioned to Capitalize on Market Opportunities

MMO Games Have Dominant Market Share Locally-Developed Games Prevail

Casual Licensed Online Overseas Games Games 24.0% 34.9% MMO Locally

Games Developed 76.0% Games 65.1%

Source: IDC, 2008, based on 2007 revenues Source: IDC, 2008, based on 2007 revenues

2D/2.5D Games Have Larger Market Share Larger Dominance of Free-to-Play Games

68% 71% 75%

2D/2.5D 78% 81% 84%

Games 3D Games 66.1% 33.9%

32% 29%

25% 22% 19%

16%

2007 2008E 2009E 2010E 2011E 2012E

Subscription-Based Free-to-Play

Source: iResearch, based on 1H 2007 MMORPG revenues in China Source: IDC, 2008, based on 2007 revenues

© 2008 Giant Interactive Group, Inc. All Rights Reserved 16

GIANT

Product & Operational Highlights

© 2008 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Current Game: ZT Online

•Commercial service began January 2006

•Free of charge to play

•Revenues derived from in-game purchases of virtual items and services

•Voted 2006’s Most Popular Online Game in China in its first year of operation1 •Achieved PCU of over 2.1 million in April 2008

•Five expansion packs since commercial launch

•Players remain engaged by continually updated content

•Proprietary technology allows over 40,000 gamers to play together in a single shard

1 Source: IDC

© 2008 Giant Interactive Group, Inc. All Rights Reserved 18

GIANT

Newest Game: Giant Online

•Open beta launch in March 2008

•Free of charge to play

•Revenues derived from in-game purchases of virtual items and services

•Achieved PCU of over 237,000 during its open beta launch in March 2008 •Achieved PCU of over 344,000 in May 2008

•Modern military theme MMORPG blended with hundreds of casual game elements •14 innovative roles and hundreds of modern weapons

•Proprietary technology allows 1 million gamers to play together in a single shard

© 2008 Giant Interactive Group, Inc. All Rights Reserved 19

Focused Game Pipeline

GIANT

ZT Online Neighboring Friends (Expansion Pack)

- Further enhanced interactivity based on physical locations of players
- Encourage players to form local bonds, and face foreign friends or foes together
- Social networking features with new in-game virtual products and services

Giant Online

- Free-to-play 2.5D MMORPG with modern-era military theme
- 14 innovative roles, coupled with hundreds of casual game elements
- Advanced server technology intended to enable 1 million concurrent players in a single shard

Empire of Sports

- 3D multi-sports MMORPG with football, basketball, tennis, skiing, track & field
- Compete with other players in tournaments, play together as a team, or start a club
- Developed by Infront Sports & Media and F4

King of Kings III

- Free-to-play 3D MMORPG with medieval magical theme
- Second sequel in the King of Kings series, first MMORPG developed in Greater China
- Developed by Lager Network in Taiwan

© 2008 Giant Interactive Group, Inc. All Rights Reserved

20

GIANT

Key Operating Metrics

Active Paying Accounts (APA) Average Concurrent Users (ACU)

1,405 1,447 1,400 1,318

1,248 600 546

Thousands 515 512 1,200 481 986 Thousands 500 450 1,000 400 800 in 300

Accounts 600

200 400 Users in

200 100

0 0

1Q07 2Q07 3Q07 4Q07 1Q08 1Q07 2Q07 3Q07 4Q07 1Q08

Average Revenue per User (ARPU) Peak Concurrent Users (PCU)

400

1,800 1,646

350 320 325

305 309 1,600

295 Thousands

300

RMB 1,400

250 1,200 1,073

983 1,000 874 888

200

800

150

600

100 Users in

400

50 200

0 0

1Q07 2Q07 3Q07 4Q07 1Q08 1Q07 2Q07 3Q07 4Q07 1Q08

4Q07 and onward figures include ZT Online, ZT Online PTP and Giant Online

© 2008 Giant Interactive Group, Inc. All Rights Reserved 21

GIANT

Financial Highlights

© 2008 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Solid Revenue Growth

Total Net Revenues, USD millions

12.7%

Rate : wth

70 rly Gro

uarte

und Q 67.3

ompo

60 1Q08 C

Q07 – 59.6

1

50 54.1 48.6 40 41.7 30

20

10

0

1Q07 2Q07 3Q07 4Q07 1Q08

© 2008 Giant Interactive Group, Inc. All Rights Reserved 23

GIANT

Outstanding Profitability

Gross Profit, USD millions

Gross Margin (%)

70 12.1% 100% 91.2% 89.6% ate : 89.2% 88.8% wth R

y Gro rterl

60 Qua

ound

omp 85.7% 60.0 80%

08 C

– 1Q

50 1Q07

51.1 48.0

60%

40 43.6 38.0 30

40%

20

20% 10

0 0% 1Q07 2Q07 3Q07 4Q07 1Q08

© 2008 Giant Interactive Group, Inc. All Rights Reserved 24

GIANT

Efficient Operation

Net Income, USD millions

Net Margin (%)

60% 3 80%

te: 10.

th Ra 71.8% 78.3% 71.4% Grow uarterly 76.8%

50 ound Q 70% Comp 71.6%

– 1Q08 48.3

1 Q07

40 45.8 60% 38.7 34.7

30 32.6 50%

20 40%

10 30%

0 20% 1Q07 2Q07 3Q07 4Q07 1Q08

© 2008 Giant Interactive Group, Inc. All Rights Reserved 25

GIANT

Growth Strategy & Execution

© 2008 Giant Interactive Group, Inc. All Rights Reserved

GIANT

Growth Strategy

Increase Player Loyalty and Enhance Online Community to 1 Grow Our Player Base

Strengthen Our Technology and Product Development 2 Platforms

Pursue Opportunities for Acquisitions, Strategic Joint Ventures 3 and Opportunistic Investments

© 2008 Giant Interactive Group, Inc. All Rights Reserved 27

GIANT

Grow Our Player Base

• Gamer First ideology and Free-To-

Play model Gamer First + Free-to-Play

Comprehensive features for all types of gamers ?Hardcore MMORPG with casual game elements Community

?Attract both male and female gamers

• Community and game “stickiness”

In-game

Group activities and team play rewards “Stickiness” revenue

Players grab their friends to join

• Players feel more “invested” in game

In-game revenue opportunities grow

Game life User number ARPU grows

• Players conduct “viral” marketing for cycle extends grows Giant

Blogs

Message boards Giant’s sustainable and highly

Videos scalable growth model

© 2008 Giant Interactive Group, Inc. All Rights Reserved 28

GIANT

Deepened Penetration in Medium/Smaller Cities and in Countryside

Unique and Effective Grassroots Strategy Leads to Expansion of Distribution Points

Metropolitan

Cities (1) Large Cities Increasing Urbanization Rate

(2)

population

700 50% 562.1 577.1 600 542.8 523.8 millions 502.1 480.6 500

MEDIUM/ 43.9% SMALLER 400 43.0%

In 41.8% 40% CITIES 300 40.5% 39.1%

Increasing 200 37.7%

100

0 30% 2001 2002 2003 2004 2005 2006 Urban population% of total population

COUNTRYSIDE

AREA

Robust Economic Growth in Medium / Small Cities and Countryside Area

• Medium / smaller cities and countryside area accounted for 59.2% of national GDP in 2006

• 2001 – 2006 CAGR of 12.0%

Source: China Statistics Yearbook 2007

1 Include Beijing, Shanghai and Guangzhou

2 Include Chongqing, Tianjin, Shenzhen, Qingdao, Xiamen, Ningbo, Dalian and capital cities of all provinces and autonomous regions

© 2008 Giant Interactive Group, Inc. All Rights Reserved 29

GIANT

Giant’s R&D and State of the Art Server Technology

Increase R&D Department to Over 800 Members by Year End

Advanced and Reliable Server Technology and Operational Infrastructure

Over 40,000 players can Advanced sever technology simultaneously interact in intended to enable 1 million the same game shard concurrent players in a single shard

Concurrent user capacity is larger than most other Will have the largest concurrent ZT Online MMO games currently Giant Online user capacity in a single shard operating in China among all MMO games in China

Enhanced Playability More Intense Interaction Complex Social Network

© 2008 Giant Interactive Group, Inc. All Rights Reserved 30

GIANT

Conclusion

To Develop and Operate the Largest Online Game Network in Asia by Providing the Most Compelling Games and Community Experiences

© 2008 Giant Interactive Group, Inc. All Rights Reserved 31

GIANT

NYSE Ticker GA Price $16.29

Company Overview Market Cap 3.9B

Shares Outstanding Approx 240M

Giant Interactive Group is a leading developer

Bloomberg data as per May 15, 2008

and operator of massively multiplayer online

(MMO) games for the growing online gaming community “2007 was an in China. The company’s high quality MMO game under a exciting year for free-to-play model is tailored to China’s core game audience Giant . We continued between the ages of 18 and 40. to grow by focusing on our strengths,

The company’s flagship game, ZT Online, was commercially launched in namely our passion January 2006 and was voted the most popular online game in China in 2006, for games, strong product according to IDC. development and

Investment Highlights technology

Yuzhu Shi

Key Success Factors A leading position in the online game market in China Chairman and CEO platforms, in Game Development Strong product and technology development and and our focus on creating fun and exciting

Greater interactivity enhancement capabilities game experiences for our customers.

Local appeal Extensive nationwide distribution and marketing networks With our strong marketing and distribution Comprehensive features Experienced management team expertise and distinguished development Continuous updates Strong operational and financial results pipeline, we are confident that this is only the beginning.”

A Leading Developer and Operator of Massive Multiplayer Online Games in China

China’s Exploding Online Game Market Dominance of Free-to-Play Games

(RMB¥ in millions) 19.9%

R:

– 12’CAG 26,230

07’ 23,610 20,950

18,130 68% 71% 75% 78% 81%

84%

14,580 10,570

32% 29% 25% 22%

19% 16%

Source: IDC, 2008 2007 2008E 2009E 2010E 2011E 2012E Source: IDC, 2008, based on 2007 revenues

2007 2008E 2009E 2010E 2011E 2012E Subscription-Based Free-to-Play

Financial and Operational Highlights

Strong Top & Bottom Line Growth Increasing Active Paying Accounts Solid Margins

(US$ in millions)

80 1600 100%

70 1400 80%

60 67.3 1200 1,405 1447 92.4% 92.8% 91.2% 89.6% 88.8% 89.2% 1,318 60% 85.3% 85.7%

50 54.1 59.6 1000 1,248 71.3% 74.9% 78.2% 71.4% 71.6% 76.8% 71.8%

40 48.6 45.8 48.3 800 986 40% 62.6%

30 41.7 600 787 49.9% 34.7 38.7 698 20%

20 32.6 400 602 -4.3% 22.7 0%

10 20.1 200 117 220 220 320 295 305 309 325 1.6-0.1 9.2 5.8 15.1 11.3 14384

0 0 -20%

-10 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Net Revenue Net Income Active Paying Accounts (APA) (in thousands) Gross Profit Margin Net Income Margin Average Revenue per User (ARPU) (in RMB)

www.ga-me.com

GIANT

GA LISTED NYSE



Flagship Game: ZT Online

- Two-dimensional MMO role-playing game in ancient Chinese martial arts setting
- Surpassed the 2.1 million peak concurrent user mark in April 2008
- Enables over 40,000 players on a single shard
- Regular expansion pack releases enhance player interest and extend game lifecycle



07/2006 Feng Yu Tong Zhou*
11/2006 Kua Fu Yuan Zheng*
01/2007 Shi Wai Tao Yuan*
07/2007 Zhong Zhi Cheng Cheng*
1/2008 Neighboring Friends*
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
ACU
PCU
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
2006
2007
2008

* Expansion Packs

Q4 07 & Q1 08 figures include ZT Online, ZT Online PTP and Giant Online

Upcoming Game Pipeline

Q1 2008 → 2008

Giant Online

- Free-to-play 2.5D MMORPG with modern-era military theme
- Launched open beta testing on March 28, 2008
- Reached PCU of over 344,000 in May 2008

Empire of Sports

- 3D MMORPG set in the first true multi-sports gaming world
- Exclusive license from Swiss-based Empire of Sports Ltd.
- Games include basketball, football, tennis, skiing, bobsleigh, and fitness

King of Kings III

- Free-to-play 3D European medieval magical game
- Second sequel in the King of Kings series, the first online game self-developed in the Greater China region in 2000
- 2008 launch in Taiwan and to be tailored for China

Key Growth Strategies

- Expand and enhance our product offering
- Enhance interactive community features to attract new players and increase player loyalty
- Expand our player base in China and internationally
- Strengthen our technology and operational platforms
- Pursue both organic and non-organic growth opportunities

Extensive Marketing Network

- Over 530 proprietary liaison offices
- Over 270 distributors and 116,500 retail outlets
- Over 3,000 dedicated liaison personnel
- Penetration in nationwide markets with focus on medium to smaller cities
- Frequent on-site internet café events

Contact Information

China:
Eric He, CFO
Giant Interactive Group Inc.
+86-21-6451-5001
IR@ZTGame.com

Hong Kong:
Ruby Yim
Taylor Rafferty
+852-3196-3712
giantinteractive@taylor-rafferty.com

US:
Mahmoud Siddig
Taylor Rafferty
+1-212-889-4350
giantinteractive@taylor-rafferty.com